

09055349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Market Street, Suite 305
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter B. Ventre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Chief Financial Officer

Title

[signature]

MARY M MILLS
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES DECEMBER 24, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

We have audited the accompanying statements of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Corporate Finance Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2008 and 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 3, 2009

CORPORATE FINANCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 26,682	$ 18,757
Accounts receivable	2,235	308
Prepaid expenses	500	1,215
Deferred tax asset	5,720	5,850
Total assets	$ 35,137	$ 26,130

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Liabilities		
Accounts payable	$ 8,000	$ 1,494
Registered representatives' administration fees	2,250	-
Subordinated note payable	6,000	6,000
Total liabilities	16,250	7,494
Commitment (Note 2)		
Shareholders' equity		
Preferred stock, $5,000 par value; authorized – 1,000 shares, issued and outstanding – 4 shares	20,000	20,000
Common stock, no par value; authorized – 1,000,000 shares, issued and outstanding - 10,000 shares at December 31, 2008 and 2007	10,000	10,000
Accumulated deficit	(11,113)	(11,364)
Total shareholders' equity	18,887	18,636
Total liabilities and shareholders' equity	$ 35,137	$ 26,130

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Registered representatives' administration fees	$ 34,350	$ 8,950
Branch office and registered representatives' initial fees	6,500	-
Expenses reimbursed by registered representatives	3,654	8,607
Total revenues	44,504	17,557
Expenses		
Financial audit expense	15,973	-
Consulting expense	13,144	7,770
Administrative fee	4,000	-
Firm registration fees	3,585	5,166
Rent	2,400	600
FINRA registered representatives' fees	2,319	7,480
Fidelity bond	1,310	571
Legal fees	500	5,308
Sponsorships	-	500
Educational training	385	-
Subordinated loan interest expense	304	308
SIPC membership fee	150	300
Postage and delivery	40	170
Miscellaneous expenses	58	110
Total expenses	44,168	28,283
Other income		
Interest income	45	134
Income (loss) before income tax expense (benefit)	381	(10,592)
Income tax expense (benefit)	130	(3,600)
Net income (loss)	$ 251	$ (6,992)

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Changes in Subordinated Borrowings

Years Ended December 31, 2008 and 2007

Subordinated borrowings, December 31, 2006	$ 5,000
Issuance of subordinated note	1,000
Subordinated borrowings, December 31, 2007	6,000
Repayment of subordinated note	**(6,000)**
Issuance of subordinated note	**6,000**
Subordinated borrowings, December 31, 2008	**$ 6,000**

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Changes in Shareholders' Equity

Years Ended December 31, 2008 and 2007

	Preferred Stock		Common Stock			
	Shares Issued	Amount	Shares Issued	Amount	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2006	4	$ 20,000	5,000	$ 5,000	$ (4,372)	$ 20,628
Common stock issued	-	-	5,000	5,000	-	5,000
Net loss	-	-	-	-	(6,992)	(6,992)
Balance at December 31, 2007	4	20,000	10,000	10,000	(11,364)	18,636
Net income	-	-	-	-	**251**	**251**
Balance at December 31, 2008	**4**	**$ 20,000**	**10,000**	**$ 10,000**	**$ (11,113)**	**$ 18,887**

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 251	$ (6,992)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
(Increase) decrease in		
Accounts receivable	(1,927)	(308)
Prepaid expenses	715	(1,215)
Deferred tax asset	130	(3,600)
Increase (decrease) in		
Accounts payable	6,506	1,494
Prepaid registered representative administration fees	2,250	
Accrued interest payable	-	(57)
Net cash provided (used) by operating activities	7,925	(10,678)
Cash flows from financing activities		
Proceeds from the issuance of preferred stock		
Proceeds from the issuance of common stock	-	5,000
Issuance of subordinated note payable	6,000	1,000
Repayment of subordinated note payable	(6,000)	-
Net cash provided by financing activities	-	6,000
Net increase (decrease) in cash and cash equivalents	7,925	(4,678)
Cash and cash equivalents, beginning of year	18,757	23,435
Cash and cash equivalents, end of year	$ 26,682	$ 18,757
Supplementary information:		
Interest paid	$ 304	$ 308

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Notes to Financial Statements

December 31, 2008 and 2007

Nature of Operations

Corporate Finance Securities, Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of The Financial Industry Regulatory Authority (FINRA). The Company is a C Corporation which was established on October 3, 2006.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Revenue related to administrative fees from registered representatives is recorded when earned according to a predetermined fee schedule and is intended to provide for certain Company administrative costs. Revenue related to expense reimbursements from registered representatives is recorded when invoiced and represents a reimbursement to the Company of expenses incurred on behalf of its registered representatives.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company files separate independent federal and applicable state income tax returns. Federal and state income tax provisions are calculated and established based on the estimated tax rates.

Deferred income taxes are provided for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses that are available to offset future taxable income.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of $5,000 in minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2008 and 2007, the Company had net capital of $16,432 and $11,263, respectively, which was $11,432 and $6,263 in excess of its minimum required net capital of $5,000 at December 31, 2008 and 2007, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 and 2007 was .50 to 1 and .67 to 1, respectively.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its broker/dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

3. Related Party Transactions

The Company had a note outstanding at December 31, 2007 which was repaid in September 2008 and reissued on September 10, 2008, with no changes to the original principal and interest. The note is payable to Alliance Business Brokers and Consultants, LLC of Tulsa, Oklahoma, a shareholder in a separate company in which the Company's shareholders are also invested, in the amount of $6,000 at December 31, 2008 and 2007. The note carries an annual interest rate of 5.25% and is due on September 10, 2009. The note is not collateralized.

The Company subleased its office facilities for $300 per month through August 31, 2008 from a Company shareholder on a monthly tenancy at will basis. The sublease is cancelable by either party with 30 days written notice. Total rent expense for 2008 and 2007 was $2,400 and $600, respectively, and is included in the accompanying statements of operations.

Effective September 1, 2008, the Company entered into an administrative services agreement with a Company shareholder. The agreement is cancelable by either party with 30 days written notice. Total administrative expense under the agreement for 2008 was $4,000 and is included in the accompanying statements of operations.

4. Income Taxes

The federal income tax expense and benefit included in the accompanying statements of operations, as determined in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*, relates to the net operating income of $251 and net operating loss of $6,992 incurred during 2008 and 2007, respectively. The net operating losses expire through 2027.

5. Fair Value Measurement

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements.* This Statement defines fair value and establishes a framework for measuring fair value which prioritizes the inputs to valuation techniques in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2008, there are no assets or liabilities requiring fair value measurement under FAS No. 157.

CORPORATE FINANCE SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2008 and 2007

	2008	2007
Total shareholders' equity	$ 18,887	$ 18,636
Subordinated note payable	6,000	-
Adjusted total shareholders' equity	24,887	18,636
Deductions		
Nonallowable assets		
Prepaid expenses and accounts receivable	2,735	1,523
Other assets	5,720	5,850
Net capital	$ 16,432	$ 11,263
Aggregate indebtedness		
Accounts payable and other liabilities	$ 8,250	$ 7,494
Aggregate indebtedness	$ 8,250	$ 7,494
Computation of basic net capital requirement (greater of minimum net capital required or minimum dollar requirement)	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 11,432	$ 6,263
Ratio of aggregate indebtedness to net capital	.50 to 1	.67 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2008 and 2007.

The accompanying notes are an integral part of these financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

In planning and performing our audits of the financial statements of Corporate Finance Securities, Inc., as of December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Shareholders, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 3, 2009

BERRY, DUNN, MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

February 3, 2009

Board of Directors and Shareholders
c/o Mr. Peter B. Ventre
Chief Compliance Officer
Corporate Finance Securities, Inc.
75 Market Street, Suite 305
Portland, Maine 04101

Dear Board of Directors and Shareholders:

In conjunction with our audit of the December 31, 2008 financial statements of Corporate Finance Securities, Inc. (the Company), professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 6, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for other information in documents containing the Company's financial statements, including the FOCUS Report and related filing, does not extend beyond the information identified in our report on the financial statements, and we have no professional responsibility to perform audit procedures on such other information. In accordance with professional standards, we have read the other information in the Company's FOCUS Report and related filing, and considered whether that information, or the manner of its presentation, was materially inconsistent with the financial statements. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated January 6, 2009.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies adopted at inception in 2006 and used by the Company are described in Note 1 to the financial statements. The application of existing accounting policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. We noted no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

The Company implemented Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value. The implementation of this standard did not have a material effect on the financial statements.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was the calculation of net capital for regulatory purposes.

We reviewed the calculation of net capital in relation to the financial statements and noted no issues.

The financial statement disclosures are consistent, neutral and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. No misstatements were identified during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated as of the report release date.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the information and use of the Board of Directors and Shareholders and management of Corporate Finance Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

BERRY, DUNN, McNEIL & PARKER

By: 

Patricia A. Faria, CPA, Principal

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

END